Exhibit 99.1

Mercurity Fintech Holding Inc. Priced Additional $8 Million Private Placement Financing to Strengthen Its Business Development in AI Manufacturing Innovations

New York, January 15, 2025 — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, is pleased to announce the pricing of another private investment in public equity (the “PIPE”) financing. On January 9, 2025, the Company entered into a securities purchase agreement and priced the PIPE offering, pursuant to which it sold an aggregate of 1,370,000 ordinary shares to one institutional investor at a price of US$5.87 per share. The financing is priced at-the-market under Nasdaq rules, representing 100% of the closing price of the Company’s shares on January 8, 2025. The offering resulted in total gross proceeds of approximately US$8,041,900 (“Gross Proceeds”) before deducting fees and offering expenses payable by the Company.

Subject to customary closing conditions, the PIPE is expected to close on or before January 17, 2025. The securities described above were sold in a private placement and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

This PIPE investment comes just weeks after the Company’s successful closing of a previous US$10 million PIPE offering with the same institutional investor on December 19, 2024, at US$6.81 per share.

The Company plans to leverage this latest funding to develop its business in AI hardware intelligent manufacturing and advanced liquid cooling solutions.

“This latest PIPE financing represents another strong vote of confidence in MFH’s strategic vision and execution capabilities,” said Shi Qiu, CEO of Mercurity Fintech Holding Inc. “Coming just weeks after our previous successful raise with the same institutional investor, this financing will provide additional working capital for our planned business development and operations in AI hardware manufacturing and advanced cooling solutions. The rapid succession of investments reflects this institutional investor’s growing confidence in our vision and trajectory. We remain focused on creating value for our shareholders while making contributions to technological innovation.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing and digital consultation across North America and the Asia-Pacific region. Our focus is on delivering innovative financial solutions while adhering to principles of compliance, professionalism, and operational efficiency. Our aim is to contribute to the evolution of digital finance by providing secure and innovative financial services to individuals and businesses. And our dedication to compliance, professionalism, and operational excellence ensures that we remain a trusted partner in the rapidly transforming financial landscape. For more information, please visit the Company’s website at https://mercurityfintech.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com